Exhibit 1.01

Preformed Line Products Co.

Conflict Minerals Report

For the Year ended December 31, 2014

This disclosure for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain specific conflict minerals originating from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). For the purposes of this report, the Rule defines Conflict Minerals as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold.

1.	Company Overview

This disclosure has been prepared by the management of Preformed Line Products Company (“PLPC”, the “Company”, “we” or “us”). The information includes the activities of all of the Company’s majority owned subsidiaries.

The Company is an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication), and other similar industries. Its primary products support, protect, connect, terminate secure cables and wires. It also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company has 17 sales and manufacturing operations in 15 different countries.

2.	Products Overview

The Company’s products include:

•	Formed Wire and Related Hardware Products
•	Protective Closures
•	Data Communication Cabinets
•	Plastic Products
•	Other Products

Formed Wire Products and Related Hardware Products are used in the energy, communications, cable and special industries (i.e., metal building, tower and antenna industries, the agriculture and arborist industries, and marine systems industry) to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics (e.g., vibration). Protective Closures, including splice cases, are used to protect fixed line communication networks, such as copper cable or fiber optic cable, from moisture, environmental hazards and other potential contaminants. Data Communication Cabinets are products used in high-speed data systems to hold and protect electronic equipment. Plastic Products, including guy markers, tree guards, fiber optic cable markers and pedestal markers, are used in energy, communications, cable television and special industries to identify power conductors, communication cables and guy wires. Other Products include hardware assemblies, pole line hardware, cable vibration control devices, resale products, underground connectors, solar hardware systems and urethane products. They are used by energy, renewable energy, communications, cable and special industries for various applications and are defined as products that complement the Company’s core line offerings.

3.	Inquiry and Due Diligence Efforts

The Company initially reviewed its product line to determine which products, if any, require a Conflict Mineral that is necessary to the functionality or production of the product. This inquiry resulted in a determination that the only products of the Company that may potentially require a Conflict Mineral are products that have certain fastener components, which the Company does not manufacture. These fastener components require tin, one of the designated Conflict Minerals. Based on the Company’s review of its products, these fasteners are only found in certain of our communication and energy products described above. Therefore, for purposes of this report, only the sources of the fastener components of those products were considered further.

The Company does not have any direct relationships with any tin smelter or refinery in its supply chain. As a downstream purchaser of fastener components that contain tin, our due diligence measures can provide only reasonable, not absolute, assurance regarding the presence, source and chain of custody of Conflict Minerals. The Company’s due diligence processes are based on the necessity of seeking data from its direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the applicable Conflict Minerals.

The Company contacted every direct supplier of fasteners and required that they certify to the existence of Conflict Minerals in their product, as well as the origin of such Conflict Minerals. In addition, the Company had all of its international subsidiaries contact their respective direct suppliers with the same inquiry. The Company also communicated with direct suppliers on responses to supply chain surveys that it identified as containing incomplete or potentially inaccurate information to seek additional clarifying information. The Company has regularly engaged and continues to engage with any direct supplier for which it has not received a final response.

The Company is committed to sourcing components and materials from companies that share in the Company’s values of respecting human rights. To that end, the Company is in the process of determining the necessity of a policy on Conflict Minerals, requiring that all suppliers supply materials to the Company that are “DRC conflict free.” In addition, the Company has integrated requirements for DRC Conflict Free within its standard terms and conditions of purchase. The Company requires all direct suppliers to provide an annual survey using the Electronic Industry Citizenship Coalition and the Global eSustainability Initiative Conflict Minerals Reporting Template, with their annual supplier package. Additionally, the Company’s Legal Counsel, along with the Purchasing Group managers and Internal Audit, continue to establish and evaluate the Company’s approach to its ongoing obligation for compliance with the Conflict Minerals reporting requirements.

4.	Results of Due Diligence

The Company has received supply chain survey responses from approximately 97% of its fastener suppliers, both domestically and internationally. No supplier of fasteners that contain tin has indicated that the Conflict Mineral originated from the Covered Countries; however, some have noted that they are still working to determine definitive sources. Based on these responses, the Company cannot be certain that its products do not contain Conflict Minerals from the Covered Countries or identify the facilities used to process the necessary Conflict Minerals in those products until all of the final responses are received.

5.	Product Determinations

Until complete responses have been received from the Company’s fastener suppliers, the Company cannot determine the country of origin, the facilities used for processing or the mine or location of origin or otherwise complete the Company’s Conflict Minerals due diligence with respect to the products described above that contain tin.

6.	Ongoing Efforts

The Company will continue to take the following steps in order to improve the number and completeness of supplier responses and oversight of the Company’s supply chain:

•	Requiring that all suppliers submit an annual certification of their uses of Conflict Minerals using a template based on the one available from the Electronic Industry Citizenship Coalition and the Global eSustainability Initiative;

•	Communicating with suppliers whose responses are incomplete or inadequate, in order to educate them on the necessity for clear information and reinforcing the value the Company places on such information;

•	Incorporating contractual terms with requirements related to Conflict Minerals and responsible sourcing in the Company’s contracts with suppliers; and

•	Evaluating participation in industry groups and other initiatives relating to Conflict Minerals.